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SI 19008038

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Karalewich **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Michael Karalewich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nationwide Planning Associates, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFERDITA ISUFI
COMM. #2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

February 28, 2019
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2018

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2018

Assets

		2018
Cash	$	36,368
Deposits with clearing broker		100,000
Due from clearing broker		1,253,317
Accounts receivable		309,884
Advances to brokers		17,871
Prepaid Expenses		72,326
Property and equipment, net of accumulated depreciation of $ (940,839)		197,489
Deposits		73,799
Total Assets	$	2,061,053

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	199,727
Commissions payable		397,148
Subordinate Loan		250,000
Deferred Rent		437,842
Accrued payroll taxes		28,701
Total Liabilities	$	1,313,418
Common Stock, no par value, 1000 shares authorized, 855 shares issued and outstanding		-
Additional paid in capital		221,700
Retained earnings		525,936
Total Stockholders' Equity	$	747,636
Total Liabilities and Stockholders' Equity	$	2,061,054

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2018

REVENUES	2018
Commissions	$ 9,726,473
Mutual Fund Fees	2,989,256
Private Placements	1,375,165
Interest Income	75,049
Other Income	741,181
Total Revenues	$ 14,907,123
General and Administrative Expenses	
Employee compensation and benefits	$ 2,389,696
Clearing services	565,452
Commissions	9,680,025
Communications	187,381
Occupancy & Equipment	614,714
Interest	37,500
Other operating expenses	1,131,398
Total Expenses	$ 14,606,167
Net Income	$ 300,956

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

		2018
Cash flows from Operating Activities:		
Net Income	$	300,956
Adjustments to reconcile net income to net cash		
Provided by operations:		
Depreciation and amortization		107,592
Increase in accounts receivable		(73,763)
Increase in due from clearing broker		(392,216)
Increase in prepaid expenses		(10,379)
Increase in deposits		(5,349)
Decrease in advances to brokers		93,077
Increase in accounts payable and accrued expenses		83,943
Increase in commissions payable & accrued payroll		17,576
Decrease in due to related party		(7,000)
Increase in deferred rent		410,427
Net Cash Provided By Operating Activities	$	524,864
Cash flows from Investing Activities:		
Leasehold Improvements		(90,000)
Net Cash Used By Investing Activities	$	(90,000)
Cash Flows from Financing Activities		
Distributions		(524,000)
Net Cash Used by Financing Activities	$	(524,000)
Net Decrease in Cash		(89,136)
Cash		
Beginning of Year	$	125,504
End of Year	$	36,368
Supplemental Disclosure & Cash Flow Information		
Cash paid during the year for interest	$	37,500

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

Balance at December 31, 2017	$	250,000
Balance at December 31, 2018	$	250,000

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 221,700	$ 748,978	$ 970,678
Distributions		$ (524,000)	$ (524,000)
Net Income		$ 300,958	$ 300,958
Balance, December 31, 2018	$ 221,700	$ 525,936	$ 747,636

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2018

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash: The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2018

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commisson revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale in interests of an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

NOTE A - Summary of Significant Accounting Policies (Continued)

Date of Manager's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, accounts receivable are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at December 31, 2018.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $580,258 which was $509,363 in excess of its required net capital of $70,895 and its ratio of aggregate indebtedness to net capital was 1.83 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker arises from the clearing agreement.

NOTE E - Leases

The Company leases office premises and office equipment under operating leases. The Company's commitment under operating leases is approximately the following:

2019	518,716
2020	474,224
2021	464,478
2022	469,254
2023	237,522
Total	$2,164,194

Rent Expense arising from operating leases was approximately $507,000 for 2018.

Certain leases contain periods of free rent. The deferred rent liability arises from allocation of total rent under leases to the free rent period.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for the reporting periods beginning December 15,2019. A lessee will be required to recognize on the balance sheets the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE F - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions to the plan for the year ended December 31, 2018.

NOTE G - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has litigation in progress at December 31, 2018 for which the estimated cost to settle the matters of $148,000 has been accrued and included in the accounts payable.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2018

NOTE H - Liabilities Subordinated to the Claims of General Creditors

The $250,000 subordinate loan represents a loan subordinated to the claims of general creditors as of December 31, 2018. The subordinated loans is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commissions's uniform net captial rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net captial, it may not be repaid. The subordinated borrowing is with a related party and bears interest at 15%.

The subordinated loan matures in 2019.

NOTE I - Related Parties

The Company has an expense sharing agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and related operating expenses in exchange for fees. Fees are payable monthly in amounts sufficient to cover costs incurred on behalf of the related party. Fees under the agreement for 2018 were approximately $216,684 and have been included in other income.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I

Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2018

NET CAPITAL:	2018
Total stockholders' equity	$ 747,636
Less non-allowable assets:	
Property and equipment	197,489
Deposits	73,799
Advances to brokers	17,871
Prepaid Expenses	72,326
Non-allowable accounts receivable	40,403
Total Deductions	(401,888)
Net capital before haircuts	$ 345,748
Plus subordinate loan	$ 250,000
Less haircuts	$ (15,490)
Net Capital	$ 580,258
Minimum net capital required	$ 50,000
Minimum net capital based on aggregate indebtedness	$ 70,895
Excess net capital	$ 509,363
Aggregrate indebtedness	$ 1,063,418
Ratio of aggregate indebtedness to net capital	1.83 to 1.0

There is no significant difference between the Company's computation of net capital Under Rule 15c3-1 and its amended Part IIA of Form X-17A-5 as of December 31, 2018.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2019
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115 West Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 6 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	2/16/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
2	Customer check forwarded 3 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	3/7/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	3/8/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
4	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	3/9/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
5	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	3/21/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
6	Customer check forwarded 3 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	3/28/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
7	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	4/12/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
8	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	5/30/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
9	Customer check forwarded 2 business days after taking receipt from the firm's Paramus (CRD# 258203) registered location.	6/21/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
10	Customer certificate forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	7/2/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
11	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	7/27/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
12	Customer check forwarded 2 business days after taking receipt from the firm's Mahwah (CRD# 441240) registered location.	8/13/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
13	Customer check forwarded 2 business days after taking receipt from the firm's Croton-on-Hudson (CRD# 559731) registered location.	9/15/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
14	Customer check forwarded 2 business days after taking receipt from the firm's Croton-on-Hudson (CRD# 559731) registered location.	9/15/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
15	Customer security forwarded 2 business days after taking receipt from the firm's Croton-on-Hudson (CRD# 559731) registered location.	9/15/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
16	Customer check forwarded 2 business days after taking receipt from the firm's San Juan (CRD# 557061) registered location.	9/24/2018	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.

Michael J. Karalewich, CFP®
February 26, 2019